Sino Oil & Gas Pipe Holdings Limited
No 1. Road, Yuci Industrial Park,
Jin Zhong City,
Shanxi Province, 030600,
People’s Republic of China

November 8, 2011

VIA EDGAR

Ms. Pamela Long
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Sino Oil & Gas Pipe Holdings Limited
Shell Company Report on Form 20-F
Filed October 19, 2011
File No. 000-53939

Dear Ms. Long:

On behalf of Sino Oil & Gas Pipe Holdings Limited, formerly known as Rich Mountain Enterprises Ltd. (“we” or the “Company”), we respond as follows to the Staff’s comment letter dated November 1, 2011 relating to the above-captioned shell company report on Form 20-F.  Captions and page references herein correspond to those set forth in the report, unless otherwise specified.  Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Item 1.B.  Advisors, page 2

1.
We note your response to comment two of our letter dated September 15, 2011, and we reissue the comment. On pages 11 and 21, you reference the advice and interpretations of Daeching Law Offices.  Please provide the information required by Item 10.G. of Form 20-F.

We have revised the disclosure on pages 11 and 21 in response to the Staff’s comment.

Item 5.  Operating and Financial Review and Prospects, page 52

Item 5.A.  Operating Results, page 52

Liquidity and Capital Resources, page 71

2.
We note your response to comment 11 of our letter dated September 15, 2011 as well as the written commitment letter filed as Exhibit 4.17 to the Form 20-F. However, the material terms of the commitment (e.g., duration, interest, repayment, whether the commitment is binding, etc.) remain unclear. Please revise your disclosure to clarify whether these terms have been set. If they have been set, please discuss them. If they have not been set, please disclose when the terms will be arranged and how they will be determined.

We have revised the disclosure on page 71 in response to the Staff’s comment.

3.	Please update your disclosures to include the information you provided in your response to prior comment fifteen of our letter dated September 15, 2011.

We have updated our disclosure in this section to provide the information we provided in our response to comment 15 of the Staff’s letter dated September 15, 2011.

Item 19.  Exhibits, page 92

4.
We note you response to the comment 22 of our letter dated September 15, 2011, and we reissue the comment. Please ensure you file all of the exhibits identified in your exhibit index.  Additionally, please revise your exhibit index so that the exhibit numbers correspond to the exhibits as filed.  For example:

•	It appears as if you filed an Exhibit 4.1.1, but this exhibit is not identified in your exhibit index;

•	Exhibit 4.6 appears to be an Exclusive Business Cooperation Agreement rather than a Warehousing, Purchase and Sale Agreement as identified in your exhibit index;

•	Exhibit 4.7 appears to be an Exclusive Option Agreement rather than a Purchase and Sale Contract as identified in your exhibit index;

•	Exhibit 4.8 appears to be a Share Pledge Agreement rather than an Exclusive Business Cooperation Agreement as identified in your exhibit index;

•	Exhibit 4.9 appears to be a power of attorney rather than an Exclusive Option Agreement as identified in your exhibit index;

•	It does not appear as if you have filed an Exhibit 4.10;

•	Exhibit 4.11 appears to be an Exclusive Option Agreement rather than a power of attorney as identified in your exhibit index;

•	Exhibit 4.12 appears to be a Share Pledge Agreement rather than an Exclusive Business Cooperation Agreement as identified in your exhibit index;

•	Exhibit 4.13 appears to be a power of attorney rather than an Exclusive Option Agreement as identified in your exhibit index; and

•	Exhibit 4.14 appears to be a power of attorney rather than a Share Pledge

•
Agreement as identified in your exhibit index. In this regard, we note that many of the exhibit numbers, in your index on page 92, for your material contracts do not match the exhibit numbers of the contracts as they are actually filed.  Additionally, please ensure you file all of the exhibits identified in your exhibit index.

We have revised the exhibit index in response to the Staff’s comment.

We hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Sino Oil & Gas Pipe Holdings Limited

By: /s/ Xudong Liu
Xudong Liu
Chairman